SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                               (RULE 13d-101)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED
               PURSUANT TO RULE 13d-1 AND AMENDMENTS THERETO
                      FILED PURSUANT TO RULE 13D-2(a)


                       CTC Communications Group, Inc.
------------------------------------------------------------------------------
                              (Name of Issuer)


                   Common Stock, $.01 par value per share
------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                126418 10 2
------------------------------------------------------------------------------
                               (CUSIP Number)


                             Scott M. Sperling
                           Thomas H. Lee Company
                        75 State Street, Suite 2600
                        Boston, Massachusetts 02109
                               (617) 227-1050
------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                              With a copy to:

                           Eric L. Cochran, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                          New York, New York 10036
                               (212) 735-3000


                                May 16, 2000
------------------------------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)



        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: | |




CUSIP NO.  126418 10 2                 13D           PAGE 2 OF 51 PAGES

 -----------------------------------------------------------------------------
   1    NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Thomas H. Lee Equity Fund IV, L.P.
 -----------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)  |_|
                                                               (b)  |X|
 -----------------------------------------------------------------------------
   3    SEC USE ONLY

 -----------------------------------------------------------------------------
   4   SOURCE OF FUNDS*          OO

 -----------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                   |_|

 -----------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware
 -----------------------------------------------------------------------------

            NUMBER OF               7    SOLE VOTING POWER
             SHARES                      0
          BENEFICIALLY              ------------------------------------------
            OWNED BY                8    SHARED VOTING POWER
              EACH                       1,253,000 (see Item 5)
            REPORTING               ------------------------------------------
             PERSON                 9    SOLE DISPOSITIVE POWER
              WITH                       0
                                    ------------------------------------------
                                   10    SHARED DISPOSITIVE POWER
                                         1,253,000 (see Item 5)
 -----------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                1,253,000 (see Item 5)
 -----------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES   |_|
 -----------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                4.6%
 -----------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
                PN
 -----------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!




 CUSIP NO.  126418 10 2                    13D      PAGE 3 OF 51 PAGES

 -----------------------------------------------------------------------------
   1    NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Thomas H. Lee Foreign Fund IV, L.P.
 -----------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
 -----------------------------------------------------------------------------
   3    SEC USE ONLY
 -----------------------------------------------------------------------------
   4    SOURCE OF FUNDS*          OO
 -----------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|
 -----------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware
 -----------------------------------------------------------------------------

            NUMBER OF                7     SOLE VOTING POWER
             SHARES                        0
          BENEFICIALLY               -----------------------------------------
            OWNED BY                 8     SHARED VOTING POWER
              EACH                         42,880 (see Item 5)
            REPORTING                -----------------------------------------
             PERSON                  9     SOLE DISPOSITIVE POWER
              WITH                          0
                                     -----------------------------------------
                                     10    SHARED DISPOSITIVE POWER
                                           42,880 (see Item 5)
 -----------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                42,880 (see Item 5)
 -----------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES   |_|
 -----------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                0.2%
 -----------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
                PN
 -----------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



 CUSIP NO.  126418 10 2                    13D      PAGE 4 OF 51 PAGES

 -----------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Thomas H. Lee Foreign Fund IV-B, L.P.
 -----------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
 -----------------------------------------------------------------------------
  3     SEC USE ONLY
 -----------------------------------------------------------------------------
  4     SOURCE OF FUNDS*          OO
 -----------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                              |_|
 -----------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware
 -----------------------------------------------------------------------------

            NUMBER OF                 7    SOLE VOTING POWER
             SHARES                        0
          BENEFICIALLY                ----------------------------------------
            OWNED BY                  8    SHARED VOTING POWER
              EACH                         121,700 (see Item 5)
            REPORTING                 ----------------------------------------
             PERSON                   9    SOLE DISPOSITIVE POWER
              WITH                         0
                                      ----------------------------------------
                                     10    SHARED DISPOSITIVE POWER
                                           121,700 (see Item 5)
 -----------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                121,700 (see Item 5)
 -----------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES   |_|
 -----------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                0.5%
 -----------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
                PN
 -----------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO.  126418 10 2                    13D      PAGE 5 OF 51 PAGES

 -----------------------------------------------------------------------------
   1    NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                THL Equity Advisors IV, LLC
 -----------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
 -----------------------------------------------------------------------------
   3    SEC USE ONLY
 -----------------------------------------------------------------------------
   4    SOURCE OF FUNDS*          N/A
 -----------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                          |_|
 -----------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware
 -----------------------------------------------------------------------------
            NUMBER OF                7    SOLE VOTING POWER
             SHARES                       0
          BENEFICIALLY               -----------------------------------------
            OWNED BY                 8    SHARED VOTING POWER
              EACH                        1,417,580 (see Item 5)
            REPORTING                -----------------------------------------
             PERSON                  9    SOLE DISPOSITIVE POWER
              WITH                           0
                                     -----------------------------------------
                                    10    SHARED DISPOSITIVE POWER
                                          1,417,580 (see Item 5)
 -----------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                1,417,580 (see Item 5)
 -----------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES   |_|
 -----------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                5.2%
 -----------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
                OO
 -----------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO.  126418 10 2                    13D      PAGE 6 OF 51 PAGES

 -----------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Thomas H. Lee Charitable Investment Limited Partnership
 -----------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                         (a)  |_|
                                                         (b)  |X|
 -----------------------------------------------------------------------------
   3    SEC USE ONLY
 -----------------------------------------------------------------------------
   4    SOURCE OF FUNDS*          OO
 -----------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                             |_|
 -----------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
                Massachusetts
 -----------------------------------------------------------------------------
            NUMBER OF                7    SOLE VOTING POWER
             SHARES                       0
          BENEFICIALLY               -----------------------------------------
            OWNED BY                 8    SHARED VOTING POWER
              EACH                        8,140 (see Item 5)
            REPORTING                -----------------------------------------
             PERSON                  9    SOLE DISPOSITIVE POWER
              WITH                        0
                                     -----------------------------------------
                                     10   SHARED DISPOSITIVE POWER
                                          8,140 (see Item 5)
 -----------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                8,140 (see Item 5)
 -----------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES   |_|
 -----------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                Less than 0.1%
 -----------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
                PN
 -----------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO.  126418 10 2                    13D      PAGE 7 OF 51 PAGES

 -----------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                THL-CCI Limited Partnership
 -----------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
 -----------------------------------------------------------------------------
   3    SEC USE ONLY
 -----------------------------------------------------------------------------
   4    SOURCE OF FUNDS*          OO
 -----------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                |_|
 -----------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
                Massachusetts
 -----------------------------------------------------------------------------
            NUMBER OF                 7    SOLE VOTING POWER
             SHARES                        0
          BENEFICIALLY                ----------------------------------------
            OWNED BY                  8    SHARED VOTING POWER
              EACH                         40 (see Item 5)
            REPORTING                 ----------------------------------------
             PERSON                   9    SOLE DISPOSITIVE POWER
              WITH                         0
                                      ----------------------------------------
                                      10   SHARED DISPOSITIVE POWER
                                           40 (see Item 5)
 -----------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                40 (see Item 5)
 -----------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES   |_|
 -----------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                Less than 0.1%
 -----------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
                PN
 -----------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO.  126418 10 2                    13D          PAGE 8 OF 51 PAGES

 -----------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                THL Investment Management Corp.
 -----------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a)  |_|
                                                                  (b)  |X|
 -----------------------------------------------------------------------------
   3    SEC USE ONLY
 -----------------------------------------------------------------------------
   4    SOURCE OF FUNDS*          N/A
 -----------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                             |_|
 -----------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
                Massachusetts
 -----------------------------------------------------------------------------
            NUMBER OF                7     SOLE VOTING POWER
             SHARES                        0
          BENEFICIALLY               -----------------------------------------
            OWNED BY                 8     SHARED VOTING POWER
              EACH                         40 (see Item 5)
            REPORTING                -----------------------------------------
             PERSON                  9     SOLE DISPOSITIVE POWER
              WITH                          0
                                     -----------------------------------------
                                     10    SHARED DISPOSITIVE POWER
                                           40 (see Item 5)
 -----------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                40 (see Item 5)
 -----------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES   |_|
 -----------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                Less than 0.1%
 -----------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
                CO
 -----------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO.  126418 10 2                    13D      PAGE 8 OF 51 PAGES

 -----------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                David V. Harkins
 -----------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)  |_|
                                                                    (b)  |X|
 -----------------------------------------------------------------------------
  3    SEC USE ONLY
 -----------------------------------------------------------------------------
  4    SOURCE OF FUNDS*          PF
 -----------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                |_|
 -----------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
                United States
 -----------------------------------------------------------------------------
            NUMBER OF                 7     SOLE VOTING POWER
             SHARES                         4,420 (see Item 5)
          BENEFICIALLY                ----------------------------------------
            OWNED BY                  8     SHARED VOTING POWER
              EACH                          500 (see Item 5)
            REPORTING                 ----------------------------------------
             PERSON                   9     SOLE DISPOSITIVE POWER
              WITH                          4,420 (see Item 5)
                                      ----------------------------------------
                                      10    SHARED DISPOSITIVE POWER
                                            500 (see Item 5)
 -----------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                4,920 (see Item 5)
 -----------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES   |_|
 -----------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                Less than 0.1%
 -----------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
                IN
 -----------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!





CUSIP NO.  126418 10 2                    13D      PAGE 9 OF 51 PAGES

 -----------------------------------------------------------------------------
 1      NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                The 1995 Harkins Gift Trust
 -----------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a)  |_|
                                                              (b)  |X|
 -----------------------------------------------------------------------------
 3    SEC USE ONLY
 -----------------------------------------------------------------------------
 4    SOURCE OF FUNDS*          OO
 -----------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|
 -----------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
                Massachusetts
 -----------------------------------------------------------------------------
            NUMBER OF                7     SOLE VOTING POWER
             SHARES                        0
          BENEFICIALLY               -----------------------------------------
            OWNED BY                 8     SHARED VOTING POWER
              EACH                         500 (see Item 5)
            REPORTING                -----------------------------------------
             PERSON                  9     SOLE DISPOSITIVE POWER
              WITH                           0
                                     -----------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                             500 (see Item 5)
 -----------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                500 (see Item 5)
 -----------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES   |_|
 -----------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                Less than 0.1%
 -----------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
                OO
 -----------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!





CUSIP NO.  126418 10 2                    13D      PAGE 10 OF 51 PAGES


 -----------------------------------------------------------------------------
   1    NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                1997 Thomas H. Lee Nominee Trust
 -----------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a)  |_|
                                                                  (b)  |X|
 -----------------------------------------------------------------------------
   3    SEC USE ONLY
 -----------------------------------------------------------------------------
   4    SOURCE OF FUNDS*          OO
 -----------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                               |_|
 -----------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
                Massachusetts
 -----------------------------------------------------------------------------
            NUMBER OF                7    SOLE VOTING POWER
             SHARES                       16,720 (see Item 5)
          BENEFICIALLY               -----------------------------------------
            OWNED BY                 8    SHARED VOTING POWER
              EACH                        0
            REPORTING                -----------------------------------------
             PERSON                  9    SOLE DISPOSITIVE POWER
              WITH                        16,720 (see Item 5)
                                     -----------------------------------------
                                     10    SHARED DISPOSITIVE POWER
                                            0
 -----------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                16,720 (see Item 5)
 -----------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES   |_|
 -----------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                0.1%
 -----------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
                OO
 -----------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO.  126418 10 2                    13D      PAGE 11 OF 51 PAGES


 -----------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Scott A. Schoen
 -----------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a)  |_|
                                                                  (b)  |X|
 -----------------------------------------------------------------------------
  3    SEC USE ONLY
 -----------------------------------------------------------------------------
  4    SOURCE OF FUNDS*          PF
 -----------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|
 -----------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
                United States
 -----------------------------------------------------------------------------
            NUMBER OF                7    SOLE VOTING POWER
             SHARES                       3,680 (see Item 5)
          BENEFICIALLY               -----------------------------------------
            OWNED BY                 8    SHARED VOTING POWER
              EACH                        0
            REPORTING                -----------------------------------------
             PERSON                  9    SOLE DISPOSITIVE POWER
              WITH                        3,680 (see Item 5)
                                     -----------------------------------------
                                     10   SHARED DISPOSITIVE POWER
                                            0
 -----------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,680 (see Item 5)
 -----------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES   |_|
 -----------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                Less than 0.1%
 -----------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
                IN
 -----------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO.  126418 10 2                    13D      PAGE 12 OF 51 PAGES


 -----------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       C. Hunter Boll
 -----------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  |_|
                                                                (b)  |X|
 -----------------------------------------------------------------------------
  3    SEC USE ONLY
 -----------------------------------------------------------------------------
  4    SOURCE OF FUNDS*          PF
 -----------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                |_|
 -----------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
              United States
 -----------------------------------------------------------------------------
            NUMBER OF               7      SOLE VOTING POWER
             SHARES                        3,680 (see Item 5)
          BENEFICIALLY              ------------------------------------------
            OWNED BY                8      SHARED VOTING POWER
              EACH                          0
            REPORTING               ------------------------------------------
             PERSON                 9      SOLE DISPOSITIVE POWER
              WITH                          3,680 (see Item 5)
                                    ------------------------------------------
                                    10      SHARED DISPOSITIVE POWER
                                              0
 ----------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                3,680 (see Item 5)
 -----------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES   |_|
 -----------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                Less than 0.1%
 -----------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
                IN
 -----------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO.  126418 10 2                    13D      PAGE 13 OF 51 PAGES

 -----------------------------------------------------------------------------
   1    NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Scott M. Sperling
 -----------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)  |_|
                                                                   (b)  |X|
 -----------------------------------------------------------------------------
   3    SEC USE ONLY
 -----------------------------------------------------------------------------
   4    SOURCE OF FUNDS*          PF
 -----------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                               |_|
 -----------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
                United States
 -----------------------------------------------------------------------------
            NUMBER OF               7     SOLE VOTING POWER
             SHARES                       3,680 (see Item 5)
          BENEFICIALLY              ------------------------------------------
            OWNED BY                8     SHARED VOTING POWER
              EACH                        0
            REPORTING               ------------------------------------------
             PERSON                  9    SOLE DISPOSITIVE POWER
              WITH                        3,680 (see Item 5)
                                    ------------------------------------------
                                    10    SHARED DISPOSITIVE POWER
                                          0
 -----------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                3,680 (see Item 5)
 -----------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES   |_|
 -----------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                Less than 0.1%
 -----------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
                IN
 -----------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!





CUSIP NO.  126418 10 2                    13D      PAGE 14 OF 51 PAGES

 -----------------------------------------------------------------------------
   1    NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Anthony J. DiNovi
 -----------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a)  |_|
                                                                  (b)  |X|
 -----------------------------------------------------------------------------
   3    SEC USE ONLY
 -----------------------------------------------------------------------------
   4    SOURCE OF FUNDS*          PF
 -----------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                               |_|
 -----------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
                United States
 -----------------------------------------------------------------------------
            NUMBER OF               7      SOLE VOTING POWER
             SHARES                        3,680 (see Item 5)
          BENEFICIALLY              ------------------------------------------
            OWNED BY                8      SHARED VOTING POWER
              EACH                         0
            REPORTING               ------------------------------------------
             PERSON                 9      SOLE DISPOSITIVE POWER
              WITH                         3,680 (see Item 5)
                                    ------------------------------------------
                                    10      SHARED DISPOSITIVE POWER
                                              0
  -----------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                3,680 (see Item 5)
 -----------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES   |_|
 -----------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                Less than 0.1%
 -----------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
                IN
 -----------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!





----------------------------------                 ----------------------------
CUSIP NO.  126418 10 2                    13D       PAGE 16 OF 51 PAGES
----------------------------------                 ----------------------------

-------------------------------------------------------------------------------
        NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
   1
                Thomas M. Hagerty

-------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
   2                                                                   (a)  |_|
                                                                       (b)  |X|
-------------------------------------------------------------------------------
   3    SEC USE ONLY

-------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*          PF

-------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                      |_|

-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
                United States

-------------------------------------------------------------------------------
            NUMBER OF            7        SOLE VOTING POWER
             SHARES                           3,680 (see Item 5)
          BENEFICIALLY           ----------------------------------------------
            OWNED BY             8        SHARED VOTING POWER
              EACH                                0
            REPORTING            ----------------------------------------------
             PERSON              9        SOLE DISPOSITIVE POWER
              WITH                            3,680 (see Item 5)
                                 ----------------------------------------------
                                 10       SHARED DISPOSITIVE POWER
                                                  0
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                3,680 (see Item 5)

-------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES   |_|

-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                Less than 0.1%

-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
                IN

-------------------------------------------------------------------------------

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!




----------------------------------                 ----------------------------
CUSIP NO.  126418 10 2                    13D      PAGE 17 OF 51 PAGES
----------------------------------                 ----------------------------


-------------------------------------------------------------------------------
        NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
   1
                Warren C. Smith, Jr.

-------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
   2                                                                 (a)  |_|
                                                                     (b)  |X|

-------------------------------------------------------------------------------
   3    SEC USE ONLY

-------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*          PF

-------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|

-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
                United States

-------------------------------------------------------------------------------
            NUMBER OF                7    SOLE VOTING POWER
             SHARES                               3,680 (see Item 5)
          BENEFICIALLY               ------------------------------------------
            OWNED BY
              EACH                   8    SHARED VOTING POWER
            REPORTING                                 0
             PERSON                  ------------------------------------------
              WITH                   9    SOLE DISPOSITIVE POWER
                                                  3,680 (see Item 5)
                                     ------------------------------------------
                                     10   SHARED DISPOSITIVE POWER
                                                      0
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                3,680 (see Item 5)

-------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES   |_|

-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                Less than 0.1%

-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
                IN

-------------------------------------------------------------------------------

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



----------------------------------                 ----------------------------
CUSIP NO.  126418 10 2                    13D      PAGE 18 OF 51 PAGES
----------------------------------                 ----------------------------


-------------------------------------------------------------------------------
        NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
   1

                Seth Lawry

-------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
   2                                                                   (a)  |_|
                                                                       (b)  |X|

-------------------------------------------------------------------------------
   3    SEC USE ONLY

-------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*          PF

-------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|

-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
                United States

-------------------------------------------------------------------------------
            NUMBER OF                7   SOLE VOTING POWER
             SHARES                             1,540 (see Item 5)
          BENEFICIALLY               ------------------------------------------
            OWNED BY
              EACH                   8   SHARED VOTING POWER
            REPORTING                               0
             PERSON                  ------------------------------------------
              WITH                   9   SOLE DISPOSITIVE POWER
                                                1,540 (see Item 5)
                                     ------------------------------------------
                                     10  SHARED DISPOSITIVE POWER
                                                    0
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                1,540 (see Item 5)

-------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES   |_|

-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                Less than 0.1%

-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
                IN

-------------------------------------------------------------------------------

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!




----------------------------------                 ----------------------------
CUSIP NO.  126418 10 2                    13D      PAGE 19 OF 51 PAGES
----------------------------------                 ----------------------------

-------------------------------------------------------------------------------
        NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
   1
                Kent R. Weldon

-------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
   2                                                                   (a)  |_|
                                                                       (b)  |X|

-------------------------------------------------------------------------------
   3    SEC USE ONLY

-------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*          PF

-------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                      |_|

-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
                United States

-------------------------------------------------------------------------------
            NUMBER OF                7    SOLE VOTING POWER
             SHARES                             1,020 (see Item 5)
          BENEFICIALLY               ------------------------------------------
            OWNED BY                 8    SHARED VOTING POWER
              EACH                                  0
            REPORTING                ------------------------------------------
             PERSON                  9    SOLE DISPOSITIVE POWER
              WITH                              1,020 (see Item 5)
                                     ------------------------------------------
                                     10   SHARED DISPOSITIVE POWER
                                                    0
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                1,020 (see Item 5)

-------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES   |_|

-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                Less than 0.1%

-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
                IN

-------------------------------------------------------------------------------

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!




----------------------------------                 ----------------------------
CUSIP NO.  126418 10 2                    13D      PAGE 20 OF 51 PAGES
----------------------------------                 ----------------------------

-------------------------------------------------------------------------------
        NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
   1
                Terrence M. Mullen

-------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
   2                                                                  (a)  |_|
                                                                      (b)  |X|

-------------------------------------------------------------------------------
   3    SEC USE ONLY

-------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*          PF

-------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|

-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
                United States

-------------------------------------------------------------------------------
            NUMBER OF                7   SOLE VOTING POWER
             SHARES                               820 (see Item 5)
          BENEFICIALLY               ------------------------------------------
            OWNED BY
              EACH                   8   SHARED VOTING POWER
            REPORTING                               0
             PERSON                  ------------------------------------------
              WITH                   9   SOLE DISPOSITIVE POWER
                                                  820 (see Item 5)
                                     ------------------------------------------
                                     10  SHARED DISPOSITIVE POWER
                                                    0
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                820 (see Item 5)

-------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES   |_|

-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                Less than 0.1%

-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
                IN

-------------------------------------------------------------------------------

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!




----------------------------------                 ----------------------------
CUSIP NO.  126418 10 2                    13D      PAGE 21 OF 51 PAGES
----------------------------------                 ----------------------------


-------------------------------------------------------------------------------
        NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
   1
                Todd M. Abbrecht

-------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
   2                                                                   (a)  |_|
                                                                       (b)  |X|

-------------------------------------------------------------------------------
   3    SEC USE ONLY

-------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*          PF

-------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                      |_|

-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
                United States

-------------------------------------------------------------------------------
            NUMBER OF                7     SOLE VOTING POWER
             SHARES                               820 (see Item 5)
          BENEFICIALLY               ------------------------------------------
            OWNED BY                 8     SHARED VOTING POWER
              EACH                                  0
            REPORTING                ------------------------------------------
             PERSON                  9     SOLE DISPOSITIVE POWER
              WITH                                820 (see Item 5)
                                     ------------------------------------------
                                     10    SHARED DISPOSITIVE POWER
                                                    0
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                820 (see Item 5)

-------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES   |_|

-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                Less than 0.1%

-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
                IN

-------------------------------------------------------------------------------

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!




----------------------------------                 ----------------------------
CUSIP NO.  126418 10 2                    13D      PAGE 22 OF 51 PAGES
----------------------------------                 ----------------------------

-------------------------------------------------------------------------------
        NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
   1
                Charles A. Brizius

-------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
   2                                                                  (a)  |_|
                                                                      (b)  |X|

-------------------------------------------------------------------------------
   3    SEC USE ONLY

-------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*          PF

-------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|

-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
                United States

-------------------------------------------------------------------------------
            NUMBER OF                7     SOLE VOTING POWER
             SHARES                               620 (see Item 5)
          BENEFICIALLY               ------------------------------------------
            OWNED BY                 8     SHARED VOTING POWER
              EACH                                  0
            REPORTING                ------------------------------------------
             PERSON                  9     SOLE DISPOSITIVE POWER
              WITH                                620 (see Item 5)
                                     ------------------------------------------
                                     10    SHARED DISPOSITIVE POWER
                                                    0

-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                620 (see Item 5)

-------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES   |_|

-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                Less than 0.1%

-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
                IN

-------------------------------------------------------------------------------

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!




----------------------------------                 ----------------------------
CUSIP NO.  126418 10 2                    13D      PAGE 23 OF 51 PAGES
----------------------------------                 ----------------------------


-------------------------------------------------------------------------------
        NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
   1
                Scott Jaeckel

-------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
   2                                                                (a)  |_|
                                                                    (b)  |X|

-------------------------------------------------------------------------------
   3    SEC USE ONLY

-------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*          PF

-------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                   |_|

-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
                United States

-------------------------------------------------------------------------------
            NUMBER OF                7    SOLE VOTING POWER
             SHARES                               240 (see Item 5)
          BENEFICIALLY               ------------------------------------------
            OWNED BY                 8    SHARED VOTING POWER
              EACH                                  0
            REPORTING                ------------------------------------------
             PERSON                  9    SOLE DISPOSITIVE POWER
              WITH                                240 (see Item 5)
                                     ------------------------------------------
                                     10   SHARED DISPOSITIVE POWER
                                                    0

-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                240 (see Item 5)

-------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES   |_|

-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                Less than 0.1%

-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
                IN

-------------------------------------------------------------------------------

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!




----------------------------------                 ----------------------------
CUSIP NO.  126418 10 2                    13D      PAGE 24 OF 51 PAGES
----------------------------------                 ----------------------------


-------------------------------------------------------------------------------
        NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
   1
                Soren Oberg

-------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
   2                                                                   (a)  |_|
                                                                       (b)  |X|

-------------------------------------------------------------------------------
   3    SEC USE ONLY

-------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*          PF

-------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                      |_|

-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
                United States

-------------------------------------------------------------------------------
            NUMBER OF                7     SOLE VOTING POWER
             SHARES                               240 (see Item 5)
          BENEFICIALLY               ------------------------------------------
            OWNED BY                 8     SHARED VOTING POWER
              EACH                                  0
            REPORTING                ------------------------------------------
             PERSON                  9     SOLE DISPOSITIVE POWER
              WITH                                 240 (see Item 5)
                                     ------------------------------------------
                                     10    SHARED DISPOSITIVE POWER
                                                     0

-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                240 (see Item 5)

-------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES   |_|

-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                Less than 0.1%

-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
                IN

-------------------------------------------------------------------------------

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!




----------------------------------                 ----------------------------
CUSIP NO.  126418 10 2                    13D      PAGE 25 OF 51 PAGES
----------------------------------                 ----------------------------


-------------------------------------------------------------------------------
        NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
   1
                Thomas R. Shepherd

-------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
   2                                                                  (a)  |_|
                                                                      (b)  |X|

-------------------------------------------------------------------------------
   3    SEC USE ONLY

-------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*          PF

-------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                      |_|

-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
                United States

-------------------------------------------------------------------------------
            NUMBER OF                7     SOLE VOTING POWER
             SHARES                               420 (see Item 5)
          BENEFICIALLY               ------------------------------------------
            OWNED BY                 8     SHARED VOTING POWER
              EACH                                  0
            REPORTING                ------------------------------------------
             PERSON                  9     SOLE DISPOSITIVE POWER
              WITH                                420 (see Item 5)
                                     ------------------------------------------
                                     10    SHARED DISPOSITIVE POWER
                                                    0

-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                420 (see Item 5)

-------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES   |_|

-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                Less than 0.1%

-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
                IN

-------------------------------------------------------------------------------

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!




----------------------------------                 ----------------------------
CUSIP NO.  126418 10 2                    13D      PAGE 26 OF 51 PAGES
----------------------------------                 ----------------------------

-------------------------------------------------------------------------------
        NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
   1
                Wendy L. Masler

-------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
   2                                                                  (a)  |_|
                                                                      (b)  |X|

-------------------------------------------------------------------------------
   3    SEC USE ONLY

-------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*         PF

-------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|

-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
                United States

-------------------------------------------------------------------------------
            NUMBER OF              7       SOLE VOTING POWER
             SHARES                               300 (see Item 5)
          BENEFICIALLY             --------------------------------------------
            OWNED BY               8       SHARED VOTING POWER
              EACH                                  0
            REPORTING              --------------------------------------------
             PERSON                9       SOLE DISPOSITIVE POWER
              WITH                                 300 (see Item 5)
                                   10      SHARED DISPOSITIVE POWER
                                              0

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                300 (see Item 5)

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES   |_|

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                Less than 0.1%

  14    TYPE OF REPORTING PERSON*
                IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!





CUSIP NO.  126418 10 2                    13D      PAGE 27 OF 51 PAGES
----------------------------------                 ----------------------------


        NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
   1
                Andrew D. Flaster

        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
   2                                                                  (a)  |_|
                                                                      (b)  |X|

   3    SEC USE ONLY

   4    SOURCE OF FUNDS*          PF

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

   6    CITIZENSHIP OR PLACE OF ORGANIZATION
                United States

            NUMBER OF             7        SOLE VOTING POWER
             SHARES                               100 (see Item 5)
          BENEFICIALLY            8        SHARED VOTING POWER
            OWNED BY                         0
              EACH                9        SOLE DISPOSITIVE POWER
            REPORTING                              100 (see Item 5)
             PERSON               10       SHARED DISPOSITIVE POWER
              WITH                            0


  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                100 (see Item 5)

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES   |_|

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                Less than 0.1%

  14    TYPE OF REPORTING PERSON*
                IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO.  126418 10 2                    13D      PAGE 28 OF 51 PAGES
----------------------------------                 --------------------------


        NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
   1
                Robert Schiff Lee 1988 Irrevocable Trust

        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
   2                                                                  (a)  |_|
                                                                      (b)  |X|


   3    SEC USE ONLY

   4    SOURCE OF FUNDS*          OO

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

   6    CITIZENSHIP OR PLACE OF ORGANIZATION
                Massachusetts

            NUMBER OF              7      SOLE VOTING POWER
             SHARES                       1,000 (see Item 5)
          BENEFICIALLY             8      SHARED VOTING POWER
            OWNED BY                       1,000 (see Item 5)
              EACH                 9      SOLE DISPOSITIVE POWER
            REPORTING                        0
             PERSON                10      SHARED DISPOSITIVE POWER
              WITH                           1,000 (see Item 5)


  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                1,000 (see Item 5)

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES   |_|

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                Less than 0.1%

  14    TYPE OF REPORTING PERSON*
                OO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!





CUSIP NO.  126418 10 2                    13D      PAGE 29 OF 51 PAGES
----------------------------------                 ---------------------------


        NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
   1
                Stephen Zachary Lee

        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
   2                                                                  (a)  |_|
                                                                      (b)  |X|

   3    SEC USE ONLY

   4    SOURCE OF FUNDS*          PF

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

   6    CITIZENSHIP OR PLACE OF ORGANIZATION
                United States

            NUMBER OF               7      SOLE VOTING POWER
             SHARES                        1,000 (see Item 5)
          BENEFICIALLY              8      SHARED VOTING POWER
            OWNED BY                           0
              EACH                  9      SOLE DISPOSITIVE POWER
            REPORTING                                1,000 (see Item 5)
             PERSON                 10     SHARED DISPOSITIVE POWER
              WITH                             0


  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                1,000 (see Item 5)

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES   |_|

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                Less than 0.1%

  14    TYPE OF REPORTING PERSON*
                IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!





CUSIP NO.  126418 10 2                    13D      PAGE 30 OF 51 PAGES
----------------------------------                 -----------------------


        NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
   1
                     Charles W. Robins as Custodian for Jesse Lee

        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
   2                                                               (a)  |_|
                                                                   (b)  |X|

   3    SEC USE ONLY

   4    SOURCE OF FUNDS*          PF

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                              |_|

   6    CITIZENSHIP OR PLACE OF ORGANIZATION
                United States

            NUMBER OF             7        SOLE VOTING POWER
             SHARES                               0
          BENEFICIALLY            8        SHARED VOTING POWER
            OWNED BY                              500 (see Item 5)
              EACH                9        SOLE DISPOSITIVE POWER
            REPORTING                               0
             PERSON               10       SHARED DISPOSITIVE POWER
              WITH                               500 (see Item 5)


  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                500 (see Item 5)

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES   |_|

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                Less than 0.1%

  14    TYPE OF REPORTING PERSON*
                IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO.  126418 10 2                    13D      PAGE 31 OF 51 PAGES
----------------------------------                 -----------------------


        NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
   1
                Charles W. Robins as Custodian for Nathan Lee

        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
   2                                                                (a)  |_|
                                                                    (b)  |X|

   3    SEC USE ONLY

   4    SOURCE OF FUNDS*          PF

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                               |_|

   6    CITIZENSHIP OR PLACE OF ORGANIZATION
                United States

            NUMBER OF               7     SOLE VOTING POWER
             SHARES                               0
          BENEFICIALLY              8     SHARED VOTING POWER
            OWNED BY                             500 (see Item 5)
              EACH                  9     SOLE DISPOSITIVE POWER
            REPORTING                              0
             PERSON                 10     SHARED DISPOSITIVE POWER
              WITH                                 500 (see Item 5)


  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                500 (see Item 5)

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES   |_|

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                Less than 0.1%

  14    TYPE OF REPORTING PERSON*
                IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!





CUSIP NO.  126418 10 2                    13D      PAGE 32 OF 51 PAGES
----------------------------------                 ------------------------


        NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
   1
                Charles W. Robins

        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
   2                                                                 (a)  |_|
                                                                     (b)  |X|

   3    SEC USE ONLY

   4    SOURCE OF FUNDS*          PF

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                |_|

   6    CITIZENSHIP OR PLACE OF ORGANIZATION
                United States

            NUMBER OF                7     SOLE VOTING POWER
             SHARES                               400 (see Item 5)
          BENEFICIALLY              8      SHARED VOTING POWER
            OWNED BY                              2,000 (see Item 5)
              EACH                  9      SOLE DISPOSITIVE POWER
            REPORTING                              400 (see Item 5)
             PERSON                  10      SHARED DISPOSITIVE POWER
              WITH                                   2,000 (see Item 5)


  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                2,400 (see Item 5)

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES   |_|

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                Less than 0.1%

  14    TYPE OF REPORTING PERSON*
                IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!





CUSIP NO.  126418 10 2                    13D      PAGE 33 OF 51 PAGES
----------------------------------                 ---------------------


        NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
   1
                James Westra

        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
   2                                                                (a)  |_|
                                                                    (b)  |X|

   3    SEC USE ONLY

   4    SOURCE OF FUNDS*          PF

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                               |_|

   6    CITIZENSHIP OR PLACE OF ORGANIZATION
                United States

            NUMBER OF             7       SOLE VOTING POWER
             SHARES                               400 (see Item 5)
          BENEFICIALLY            8       SHARED VOTING POWER
            OWNED BY                           0
              EACH                9       SOLE DISPOSITIVE POWER
            REPORTING                        400 (see Item 5)
             PERSON               10       SHARED DISPOSITIVE POWER
              WITH                           0


  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                400 (see Item 5)

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES   |_|

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                Less than 0.1%

  14    TYPE OF REPORTING PERSON*
                IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!





CUSIP NO.  126418 10 2                    13D      PAGE 34 OF 51 PAGES
----------------------------------                 --------------------



        NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
   1
                Putnam Investments, Inc.

        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
   2                                                                (a)  |_|
                                                                    (b)  |X|

   3    SEC USE ONLY

   4    SOURCE OF FUNDS*         WC

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|

   6    CITIZENSHIP OR PLACE OF ORGANIZATION
                Massachusetts

            NUMBER OF                7     SOLE VOTING POWER
             SHARES                             20,600 (see Item 5)
          BENEFICIALLY               8     SHARED VOTING POWER
            OWNED BY                               0
              EACH                   9     SOLE DISPOSITIVE POWER
            REPORTING                          20,600 (see Item 5)
             PERSON                  10     SHARED DISPOSITIVE POWER
              WITH                            0


  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                20,600 (see Item 5)

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES   |_|

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 0.1%

  14    TYPE OF REPORTING PERSON*
                CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!


Item 1.  Security and Issuer.

           The class of equity securities to which this statement relates is the Common Stock, $0.01 par value per share (the "Common Stock" or "Shares"), of CTC Communications Group, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 220 Bear Hill Road, Waltham, Massachusetts 02451.


Item 2.  Identity and Background.

           (a) - (c) and (f). This statement is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"):
(1) Thomas H. Lee Equity Fund IV, L.P., a Delaware limited partnership ("Equity Fund"); (2) Thomas H. Lee Foreign Fund IV, L.P., a Delaware limited partnership ("Foreign Fund"); (3) Thomas H. Lee Foreign Fund IV-B, L.P., a Delaware limited partnership ("Foreign Fund B"); (4) THL Equity Advisors IV, LLC, a Massachusetts limited liability company ("Advisors");
(5) Thomas H. Lee Charitable Investment Limited Partnership, a Massachusetts limited partnership ("Charitable Investment"); (6) THL- CCI Limited Partnership, a Massachusetts limited partnership ("THL/CCI"); (7) THL Investment Management Corp., a Massachusetts corporation ("Management Corp."); (8) certain parties affiliated with Thomas H. Lee Company, a Massachusetts sole proprietorship, who are set forth on Schedule A hereto (the "Affiliate Purchasers"); and (9) Putnam Investments, Inc., a Massachusetts corporation ("Putnam"). Equity Fund, Foreign Fund, Foreign Fund B, Charitable Investment, THL/CCI, the Affiliate Purchasers and Putnam are referred to herein as the "THL Investors."

           The address of each of the Reporting Persons other than Putnam is c/o Thomas H. Lee Company, 75 State Street, Suite 2600, Boston, Massachusetts 02109. The address of Putnam is One Post Office Square, Boston, Massachusetts 02109.

           Each of Equity Fund, Foreign Fund, Foreign Fund B and THL/CCI is principally engaged in the business of investment in securities. Advisors is principally engaged in the business of serving as general partner of Equity Fund, Foreign Fund and Foreign Fund B. Management Corp. is principally engaged in the business of serving as the general partner of THL/CCI. Charitable Investment is principally engaged in charitable giving supported by investments in securities. The Affiliate Purchasers are employed by or affiliated with employees of Thomas H. Lee Company as indicated in Schedule A hereto. Putnam is principally engaged in the business of investment management.

           Schedule B hereto sets forth information concerning other persons and entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

           (d) and (e). None of the Reporting Persons or any of their directors, officers or trustees has been convicted in a criminal proceeding during the past five years (excluding traffic violations and similar misdemeanors).

           None of the Reporting Persons or any of their directors, officers or trustees has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the past five years as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

           Pursuant to a Stock Purchase Agreement, dated as of March 22, 2000 (the "Stock Purchase Agreement"), by and among the Company, Credit Suisse First Boston Equity Partners, L.P., Credit Suisse First Boston Equity Partners (Bermuda), L.P., Credit Suisse First Boston U.S. Executive Advisors, L.P. and EMA Private Equity Fund 1999, L.P. (collectively, the "Original Investors"), the Original Investors were entitled, subject to compliance with the terms and conditions set forth therein, to purchase 200,000 shares of Series B Convertible Preferred Stock, $0.01 par value per share (the "Series B Preferred Stock"), of the Company for aggregate consideration of $200,000,000. The Company and the Original Investors subsequently entered into Amendment No. 1 to the Stock Purchase Agreement and an Assignment and Assumption Agreement, dated as of April 12, 2000 ("Amendment No. 1"), with the THL Investors and certain entities affiliated with Bain Capital, Inc. (collectively, the "Co-Investors" and, together with the Original Investors, the "Investors"), pursuant to which the Original Investors assigned to the Co-Investors their right to purchase 150,000 shares of Series B Preferred Stock under the Stock Purchase Agreement.

           Pursuant to the Stock Purchase Agreement, as amended, the THL Investors purchased an aggregate of 75,000 shares of Series B Preferred Stock for an aggregate cash purchase price of $75,000,000. Of this amount, Equity Fund purchased 62,650 shares of Series B Preferred Stock for $62,650,000, Foreign Fund purchased 2,144 shares of Series B Preferred Stock for $2,144,000, Foreign Fund B purchased 6,085 shares of Series B Preferred Stock for $6,085,000, Charitable Investment purchased 407 shares of Series B Preferred Stock for $407,000, THL/CCI purchased two shares of Series B Preferred Stock for $2,000, the Affiliate Purchasers purchased the numbers of shares of Series B Preferred Stock for the amounts indicated on Schedule A hereto and Putnam purchased 1,030 shares of Series B Preferred Stock for $1,030,000.

           Each of Equity Fund, Foreign Fund, Foreign Fund B, Charitable Investment and THL/CCI obtained funds to make the purchases described herein through capital contributions from their partners. The Affiliate Purchasers obtained funds from their personal accounts to make the purchases described herein. Putnam obtained funds to make the purchase described herein from working capital.


Item 4.  Purpose of Transactions.

           The THL Investors purchased the Series B Preferred Stock for general investment purposes and retain the right to change their investment intent. Subject to market conditions and other factors, including the restrictions on transfer and other restrictions described below, the THL Investors may acquire or dispose of securities of the Company from time to time in future open-market, privately negotiated or other transactions.

           The Series B Preferred Stock is convertible, at the option of the holder, into shares of the Company's Common Stock. For each share of Series B Preferred Stock converted into Common Stock, the holder is entitled to receive that number of shares of Common Stock equal to (x) $1,000 plus accrued and unpaid dividends through the date of conversion divided by (y) the then effective conversion price for the Series B Preferred Stock (the "Conversion Price"), which is currently $50.00 per share. If at any time the average market price of the Common Stock for a period of 30 consecutive trading days equals or exceeds 200% of the Conversion Price or fewer than 15% of the number of shares of Series B Preferred Stock issued on May 16, 2000 (the "Closing Date") remain outstanding, then the Company may cause the conversion of the outstanding shares of Series B Preferred Stock at the then effective Conversion Price. If the Company were to cause the conversion of the Series B Preferred Stock prior to the third anniversary of the Closing Date, the Series B Preferred Stock would be deemed to have accrued dividends to the third anniversary of the Closing Date.

           The Series B Preferred Stock will pay quarterly dividends at the rate per annum of 8.25% of the stated amount thereof. Dividends are payable in additional shares of Series B Preferred Stock prior to the third anniversary of the Closing Date, and thereafter dividends are payable, at the option of the Company, in cash or additional shares of Series B Preferred Stock. The Series B Preferred Stock will vote on an as converted basis with the Common Stock on matters submitted to the holders of the Common Stock, and the Series B Preferred Stock will vote as a separate class on certain specified matters, including specified "change-of-control" events.

           Under the terms of the Certificate of Designation for the Series B Preferred Stock (the "Certificate of Designation"), on and after the third anniversary of the Closing Date, the Company has the right to redeem the outstanding shares of Series B Preferred Stock at a redemption price equal to the stated amount of $1,000 per share plus accrued and unpaid dividends thereon to the redemption date. On the tenth anniversary of the Closing Date, the Company is required to redeem the outstanding shares of Series B Preferred Stock out of funds legally available therefor at a redemption price equal to the stated amount of $1,000 per share plus accrued and unpaid dividends thereon to the redemption date.

           Under the terms of the Stock Purchase Agreement, for so long as the THL Investors own at least 50% of the number of shares of Series B Preferred Stock issued to them on the Closing Date, the THL Investors have the right to nominate one director to the Board of Directors of the Company. On the Closing Date, Scott M. Sperling was appointed to the Board of Directors of the Company as the THL Investors' nominee. If the Company fails to comply with certain consent rights of the holders of Series B Preferred Stock contained in the Stock Purchase Agreement, and such failure continues for 60 days after notice to the Company from the holders of a majority of the outstanding shares of Series B Preferred Stock, the Investors will be entitled to nominate a number of directors that would constitute a majority of the Board of Directors of the Company.

           The Stock Purchase Agreement also provides that, until the seventh anniversary of the Closing Date, the Investors will not: (i) acquire any shares of capital stock of the Company, except (x) in a transaction approved by the Board of Directors of the Company or (y) as dividends or as a result of stock splits and similar reclassifications or received in a consolidation, merger or other business combination in respect of, in exchange for or upon conversion of shares of Series B Preferred Stock or securities held by the Investors at the time of such dividend, split or reclassification, consolidation or merger or business combination; (ii) solicit proxies or consents or become a "participant" in a "solicitation" (as such terms are defined in Regulation 14A under the Exchange Act) of proxies or consents with respect to any voting securities of the Company or initiate or become a participant in any stockholder proposal or "election contest" (as such term is defined in Rule 14a-11 under the Exchange Act) with respect to the Company or induce others to initiate the same; (iii) publicly or privately propose, encourage, solicit or participate in the solicitation of any person or entity to acquire, offer to acquire or agree to acquire, by merger, tender offer, purchase or otherwise, the Company or a substantial portion of the assets or more than 5% of the outstanding capital stock; or (iv) directly or indirectly join in or in any way participate in a pooling agreement, syndicate, voting trust or other similar arrangement with respect to the Company's voting securities or otherwise act in concert with any other person (other than controlled affiliates) for the purpose of acquiring, holding, voting or disposing of the Company's securities.

           The Stock Purchase Agreement provides that, prior to the third anniversary of the Closing Date, the Investors may not sell, transfer, assign, convey, gift, mortgage, pledge, encumber, hypothecate or dispose of, directly or indirectly, any shares of Series B Preferred Stock or shares of Common Stock issuable upon conversion of the Series B Preferred Stock, except for (i) transfers to affiliated transferees, (ii) transfers to the Company in connection with any conversion or redemption of the Series B Preferred Stock, (iii) transfers pursuant to the registration rights described below, (iv) transfers pursuant to a merger or consolidation involving the Company as a constituent corporation, (v) transfers in connection with a tender offer approved by the Board of Directors of the Company and (vi) certain other permitted transfers, subject in the case of certain of these transfers to the transferee agreeing to be bound by transfer restrictions contained in the Stock Purchase Agreement. After the third anniversary of the Closing Date, the Investors may transfer shares of Series B Preferred Stock or shares of Common Stock issuable upon conversion of the Series B Preferred Stock without the restrictions described above to any person who is not a competitor of the Company or any of its subsidiaries, subject to applicable federal and state securities laws.

           On May 16, 2000, the Investors entered into a Registration Rights Agreement (the "Registration Rights Agreement") with the Company, pursuant to which the Investors have the right to require the Company to register the shares of Common Stock issuable upon conversion of the Series B Preferred Stock (the "Registrable Securities"). At any time after the one year anniversary of the Closing Date, upon demand of not less than the holders of 20% or $30 million of the Registrable Securities on a fully diluted basis after giving effect to the conversion of all of the Series B Preferred Stock, the Company will be required to file a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), covering the sale of such securities. The Company will not be required to file more than three such demand registration statements. Pursuant to the terms of the Registration Rights Agreement, the holders of Registrable Securities have unlimited "piggyback" registration rights subject to standard underwriters' cutbacks.

           Amendment No. 1 to the Stock Purchase Agreement is filed as an exhibit to this Schedule 13D and is incorporated herein by reference. The Stock Purchase Agreement, the Certificate of Designation and the Registration Rights Agreement have been filed as exhibits to the Company's Current Report on Form 8-K filed with the Securities Exchange Commission on April 19, 2000 and are incorporated herein by reference. The foregoing descriptions of such agreements are not intended to be complete and are qualified in their entirety by reference to such exhibits.


Item 5.  Interest in Securities of the Issuer.

           (a) and (b). By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5(b) under the Exchange Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the Shares beneficially owned by the members of the group as a whole. As of the date hereof, the Reporting Persons collectively own an aggregate of 1,500,000 Shares, or approximately 5.5% of the Outstanding Shares (as defined below). For purposes of calculating ownership percentages in this Schedule 13D, the number of "Outstanding Shares" includes (i) the 25,991,529 Shares outstanding on May 16, 2000 based on information provided to the Investors by the Company and (ii) the Shares issuable upon conversion of the Series B Preferred Stock held by the Reporting Persons whose ownership is being measured, excluding for such purpose the Shares issuable upon conversion of any other shares of Series B Preferred Stock or other convertible securities. Each of the Reporting Persons expressly disclaims beneficial ownership of those Shares held by any other members of such group or of Shares held individually by certain directors or executive officers of certain of the Reporting Persons, if any.

           Charitable Investment and the Affiliate Purchasers acquired their shares of Series B Preferred Stock as a co-investment required by the terms of the partnership agreements of Equity Fund, Foreign Fund and Foreign Fund B. Such agreements require that the Charitable Investment and the Affiliate Purchasers hold and sell their Series B Preferred Stock and the Common Stock into which such Series B Preferred Stock converts on a pro rata basis.

           Equity Fund has obtained direct beneficial ownership of 1,253,000 Shares pursuant to the Stock Purchase Agreement, representing approximately 4.6% of the Outstanding Shares. Equity Fund has shared voting and shared dispositive power with respect to such Shares.

           Foreign Fund has obtained direct beneficial ownership of 42,880 Shares pursuant to the Stock Purchase Agreement, representing approximately 0.2% of the Outstanding Shares. Foreign Fund has shared voting and shared dispositive power with respect to such Shares.

           Foreign Fund B has obtained direct beneficial ownership of 121,700 Shares pursuant to the Stock Purchase Agreement, representing approximately 0.5% of the Outstanding Shares. Foreign Fund B has shared voting and shared dispositive power with respect to such Shares.

           Charitable Investment has obtained direct beneficial ownership of 8,140 Shares pursuant to the Stock Purchase Agreement, representing less than 0.1% of the Outstanding Shares. Foreign Fund B has shared voting and shared dispositive power with respect to such Shares.

           THL/CCI has obtained direct beneficial ownership of 40 Shares pursuant to the Stock Purchase Agreement, representing less than 0.1% of the Outstanding Shares. THL/CCI has shared voting and shared dispositive power with respect to such Shares.

           The Affiliate Purchasers have obtained direct beneficial ownership of the number of Shares indicated on Schedule A hereto and have sole voting and sole dispositive power with respect to such Shares except as described below. David V. Harkins may be deemed to share voting and dispositive power over Shares held by the 1995 Harkins Gift Trust. The filing of this Schedule 13D shall not be construed as an admission that Mr. Harkins is, for the purpose of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owner of such Shares. Charles W. Robins may be deemed to share voting and dispositive power over Shares held as custodian for Jesse Lee and Nathan Lee, and as trustee of the Robert Schiff Lee 1988 Irrevocable Trust. The filing of this
Schedule 13D shall not be construed as an admission that Mr. Robins is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such Shares.

           Putnam has obtained beneficial ownership of 20,600 Shares pursuant to the Stock Purchase Agreement, representing approximately 0.1% of the Outstanding Shares. Putnam has sole voting and sole dispositive power with respect to such Shares.

           Advisors, as the general partner of Equity Fund, Foreign Fund and Foreign Fund B, may be deemed to share voting and dispositive power with respect to 1,417,580 Shares beneficially owned by Equity Fund, Foreign Fund and Foreign Fund B, which represents approximately 5.2% of the Outstanding Shares. The filing of this Schedule 13D by Advisors shall not be construed as an admission that Advisors is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of Shares held by Equity Fund, Foreign Fund, and Foreign Fund B.

           Thomas H. Lee may be deemed to share voting and dispositive power with respect to (i) 1,417,580 Shares currently held by Advisors, in his capacity as the managing member of Advisors, (ii) 8,140 Shares currently held by Charitable Investment, in his capacity as general partner of Charitable Investment and (iii) 40 Shares currently held by THL/CCI, in his capacity as Chief Executive Officer and sole shareholder of Management Corp., the general partner of THL/CCI, representing in the aggregate approximately 5.2% of the Outstanding Shares. The filing of this Schedule 13D shall not be construed as an admission that Thomas H. Lee is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of Shares held by Advisors, Charitable Investment or THL/CCI.

           Management Corp., as the general partner of THL/CCI, may be deemed to share voting and dispositive power with respect to 40 Shares beneficially owned by THL/CCI, representing less than 0.1% of the Outstanding Shares. The filing of this Schedule 13D by THL/CCI shall not be construed as an admission that Management Corp. is, for the purpose of
Section 13(d) of the Exchange Act, the beneficial owner of Shares held by THL/CCI.

           All of the foregoing information as to number of Shares and percentage of the Outstanding Shares beneficially owned is set forth without giving effect to the accrual of dividends payable in additional shares of Series B Preferred Stock.

           Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that a Reporting Person is the beneficial owner of any of the Shares other than those which such Reporting Person has acquired pursuant to the Stock Purchase Agreement, as amended.

           (c) The responses to Items 3 and 4 of this Schedule 13D are incorporated herein by reference.

           (d)   Not applicable.

           (e)   Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           The responses to Items 3, 4 and 5 of this Schedule 13D and the Exhibits to this Schedule 13D are incorporate herein by this reference.

           Except for the agreements described in Items 3 and 4, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2, and any other person, with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.    Material to be Filed as Exhibits.

           Exhibit 1:* Joint Filing Agreement dated as of May 26, 2000 by and among the Reporting Persons.

           Exhibit 2: Stock Purchase Agreement dated as of March 22, 2000 by and among the Company, Credit Suisse First Boston Equity Partners, L.P., Credit Suisse First Boston Equity Partners (Bermuda) L.P. Credit Suisse First Boston U.S. Executive Advisers, L.P. and EMA Private Equity Fund 1999, L.P. (the "CSFB Investors") (incorporated herein by reference to Exhibit
                             10.1 to the Company's Current Report on Form
                             8-K filed with the Commission on April 19,
                             2000).

           Exhibit 3:* Amendment No. 1 to Stock Purchase Agreement dated as of April 12, 2000 by and among the Company, the CSFB Investors, Thomas H. Lee Equity Fund IV, L.P., Thomas H. Lee Foreign Fund IV, L.P., Thomas H. Foreign Fund-B, L.P., Thomas H. Lee Investors Limited Partnership, Thomas H. Lee Charitable Investment Limited Partnership, 1997 Thomas H. Lee Nominee Trust, Bain Capital Fund VI, L.P., Bain Capital VI Coinvestment Fund, L.P., BCIP Associates II, BCIP Trust Associates II, BCIP Associates II-B, BCIP Associates II-B, BCIP Trust Associates II-B, BCIP Associates II-C, PEP Investments Pty Ltd. Brookside Capital Partners Fund L.P., Sankaty High Yield Asset Partners, L.P. and the Investors set forth on the signature pages thereto.

           Exhibit 4: Certificate of Designation relating to the Series B Preferred Stock (incorporated herein by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Commission on April 19, 2000).

           Exhibit 5: Form of Registration Rights Agreement by and among the Company and the persons listed on the signature pages thereto (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the Commission on April 19, 2000).

           Exhibit 6:* Power of Attorney dated May 26, 2000 by the Affiliate Purchasers in favor of Scott A. Schoen.



                                 SIGNATURES

           After reasonable inquiry and to the best knowledge and belief of each of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

           IN WITNESS WHEREOF, each of the undersigned has executed this schedule as of the 26th day of May, 2000.


                                  THOMAS H. LEE EQUITY FUND IV, L.P.

                                  By:  THL Equity Advisors IV, LLC

                                  By:/s/ Scott A. Schoen
                                     ------------------------------
                                     Name:  Scott A. Schoen
                                     Title: Managing Director


                                  THOMAS H. LEE FOREIGN FUND IV, L.P.

                                  By:  THL Equity Advisors IV, LLC

                                  By:/s/ Scott A. Schoen
                                     ------------------------------
                                     Name:  Scott A. Schoen
                                     Title: Managing Director


                                  THOMAS H. LEE FOREIGN FUND IV-B, L.P.

                                  By:  THL Equity Advisors IV, LLC

                                  By:/s/ Scott A. Schoen
                                     ---------------------------------
                                     Name:  Scott A. Schoen
                                     Title: Managing Director


                                  THL EQUITY ADVISORS IV, LLC


                                  By:/s/ Scott A. Schoen
                                     --------------------------------
                                     Name:  Scott A. Schoen
                                     Title: Managing Director


                                  THOMAS H. LEE CHARITABLE INVESTMENT
                                  LIMITED PARTNERSHIP

                                  By:  Thomas H. Lee, as General Partner

                                  By:/s/ Thomas H. Lee
                                     ---------------------------------
                                     Name:  Thomas H. Lee
                                     Title: General Partner


                                  THL-CCI LIMITED PARTNERSHIP

                                  By:  THL Investment Management Corp.

                                  By:/s/ Wendy L. Masler
                                     --------------------------------
                                     Name:  Wendy L. Masler
                                     Title: Vice President


                                  THL INVESTMENT MANAGEMENT CORP.


                                  By:/s/ Scott A. Schoen
                                     ----------------------------
                                     Name:  Scott A. Schoen
                                     Title: Managing Director


                                  AFFILIATE PURCHASERS as listed on
                                  Schedule A to this to Schedule 13D,
                                  pursuant to powers of attorney executed
                                  in favor of and granted and delivered to Scott A. Schoen.


                                  By:/s/ Scott A. Schoen
                                     -----------------------------
                                  Attorney-in-fact for all
                                  Affiliate Purchasers


                                  PUTNAM INVESTMENTS, INC.


                                  By:/s/ William H. Woolverton
                                     -------------------------------
                                     Name:  William H. Woolverton
                                     Title: Managing Director and
                                            General Counsel


                                 SCHEDULE A

                            AFFILIATE PURCHASERS

        Set forth below are the names of the Affiliate Purchasers that hold shares of Series B Preferred Stock of the Company. Opposite each name is the number of shares of Common Stock beneficially owned by each of the Affiliate Purchasers by virtue of their holding shares of Series B Preferred Stock.

1997 Thomas H. Lee Nominee Trust..................................16,720
David V. Harkins...................................................4,420
The 1995 Harkins Gift Trust..........................................500
Scott A. Schoen....................................................3,680
C. Hunter Boll.....................................................3,680
Scott Sperling Family Limited Partnership..........................3,680
Anthony J. DiNovi..................................................3,680
Thomas M. Hagerty..................................................3,680
Warren C. Smith, Jr................................................3,680
Seth W. Lawry......................................................1,540
Kent R. Weldon.....................................................1,020
Terrence M. Mullen...................................................820
Todd M. Abbrecht.....................................................820
Charles A. Brizius...................................................620
Scott Jaeckel........................................................240
Soren Oberg..........................................................240
Thomas R. Shepherd...................................................420
Wendy L Masler.......................................................300
Andrew D. Flaster....................................................100
Robert Schiff Lee 1988 Irrevocable Trust...........................1,000
Stephen Zachary Lee................................................1,000
Charles W. Robins as Custodian for Jesse Lee.........................500
Charles W. Robins as Custodian for Nathan Lee........................500
Charles W. Robins....................................................400
James Westra.........................................................400




                                 SCHEDULE B

        Each of the following individuals is a United States citizen and, with the exception of Charles W. Robins, James Westra, Stephen Zachary Lee, Jesse Lee, and Nathan Lee, is employed by the Thomas H. Lee Company, 75 State Street, Suite 2600, Boston, Massachusetts 02109: David V. Harkins, Scott A. Schoen, C. Hunter Boll, Scott M. Sperling, Anthony J. DiNovi, Thomas M. Hagerty, Warren C. Smith, Jr., Seth W. Lawry, Kent R. Weldon, Terrence M. Mullen, Todd M. Abbrecht, Charles A. Brizius, Scott Jaeckel, Soren Oberg, Thomas R. Shepherd, Wendy L. Masler, Andrew D. Flaster, Stephen Zachary Lee, Jesse Lee, Nathan Lee, Charles W. Robins and James Westra

        Charles W. Robins and James Westra are employed by Hutchins, Wheeler & Dittmar, a Professional Corporation, 101 Federal Street, Boston, Massachusetts 02110. Stephen Zachary Lee, Jesse Lee and Nathan Lee are not employed.

        Each of the following officers and trustees of THL Investment Management Corp. is a United States citizen and, with the exception of Charles W. Robins and James Westra, is employed by the Thomas H. Lee Company, 75 State Street, Suite 2600, Boston, Massachusetts 02109:

THL Investment Management Corp.

Chief Executive Officer:     Thomas H. Lee
Chairman of the Board:       Thomas H. Lee
President:                   David V. Harkins
Vice Presidents:             C. Hunter Boll
                             Anthony J. DiNovi
                             Thomas M. Hagerty
                             Wendy L. Masler
                             Scott A. Schoen
                             Thomas R. Shepherd
                             Warren C. Smith, Jr.
                             Scott M. Sperling
                             Seth W. Lawry
                             Kent R. Weldon
Treasurer:                   Wendy L. Masler
Assistant Treasurer:         Andrew D. Flaster
Clerk:                       Wendy L. Masler
Assistant Clerks:            Charles Robins
                             James Westra